Digital Direct IR, Inc. (D2IR)

GrowthFountain Presentation





Overview

Digital Direct IR, Inc. (D2IR) has created a thermal imaging platform based on *three* technology advancements

CAMERA DETECTOR



INFRARED LENS



CURVED IMAGER


pixels
substrate

Target Areas

We serve multiple end markets with the ability to customize products for each vertical

Safety/Security First Responder



Drones



Healthcare


IR lens
digital pixels
visible camera
IR Pill Camera
capsule side view
ring-array

Automotive Sensors



SIDS Monitoring


ceiling
wall
floor
laser
camera
mic & speaker
baby
crib
Field of View
laser illumination

The Problem

State of the market today:

Camera detectors

- Based on 30+ year old technology X
- Difficult to manufacture X
- Each camera "sees" a single part of the spectrum X
- Expensive X
- Multiple analog-to-digital conversions X

Lenses

- Require multiple lenses for image correction X
- Lenses made of gemological elements (i.e. sapphire) X
- Expensive X

Our Solution

Our value proposition is based on price, patents, functionality, and performance

Improved image quality


1/16 VGA

vs.


SVGA

Triple-Spectrum


Visible
Near IR
Mid IR
Far IR
0.5 – 0.7μ
0.8 – 2.5μ
3 – 7μ
8 – 15μ

Digital vs. analog


All good data
vs.
Good data
noise
Lost data

Lower cost

30% to 60% lower cost

Market Opportunity

The Total Addressable Market is $36 billion*



7%
3%
11%
13%
45%
21%
Security
Instruments
Detection
Surveillance
Maritime
OEM
*

The market is expected to grow at an 8% CAGR to $ 50 billion by 2019*

*Ref: Flir

Competitive Companies

Major Thermal Infrared Imaging system Manufacturers

Flir as the largest market share. They specialize in commercial systems for security and surveillance.

Raytheon is a major supplier to the military for long distance surveillance in aircraft and ships.

DRS is a supplier of high end imaging used by many Military systems integrators like Northrop etc.

Honeywell supplies imaging systems for the military as well as industrial markets. They hold the patent rights and license much of the current Technology to the other manufacturers.
Our Technology obviates their IR patents.

Traction

- Key patents awarded
- Lens prototype completed
- CAD/CAM modelling finished
- Pixel prototype 2-3 months post funding
- In discussions with a large defense contractor
- JV with Kent Optronics for Navy contract
- Identified key distributors and integrators


pixels
Side-Scan
ring-array

Summary Financial Projections

- $100+ million revenue in year 5
- 25% + EBITDA Margin
- Low working capital model



Projected Revenue
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2018
2019
2020



Projected Unit Sales
2500
2000
1500
1000
500
0
2018
2019
2020

Use of Proceeds

	Minimum Raise $30,000	Maximum Raise $450,000
Pixel development	$25,000	$250,000
Curved array		$100,000
Patents		$50,000
Working capital	$3,200	$23,000
Expenses	$1,800	$27,000
Total	$25,000	$450,000

Corporate and Advisory Team

Management Team

Peter Kaufman
Founder, President, CTO

Mr. Kaufman has over 40 years experience in engineering and product development

D2IR, Inc.

Howard Carpenter
Co-Founder

Mr. Carpenter has over 40 years of experience in military and commercial technology sales.

D2IR, Inc.

Scientific Advisers

Dr. NM Ravindra, PhD
Technology Advisor
Chair, NJIT Physics Dept.

Dr. Ravindra has over 25 years experience in semiconductor imaging research and development. He is the Chairman of the Physics and Materials Science Department at NJIT.

Dr. Marvin Hutt, PhD
Technical Advisor

Dr. Hutt has more than 25 years in optical engineering and design. He is a professor of Optical Engineering at Stevens Institute of Technology and an adjunct professor of Industrial Engineering at Rutgers University.

Dr. Anthony Fiory, PhD
Technical Advisor

Dr. Fiory has over 30 years experience in semiconductor development at Bell Labs. Distinguished member of NJIT Physics Department. Patents and publications.

Strategic Advisers

Gib Dunham
Advisory Board, Investor

Mr. Dunham has 20 years experience in finance and the capital markets.

D2IR, Inc.

Paul Winick, Esq.
Legal Advisory

Mr. Winick has over 40 years of legal experience: Securities, general business law, contracts and litigation.

Contact Information

DIGITAL DIRECT IR, INC.

61-21 183 Street Fresh Meadows, New York 11365-2114

Peter Kaufman
President, CTO, Founder
(718) 445-0038
pnk.d2ir@gmail.com

Gib Dunham
Advisor
(917) 716-4084
g_Dunham@mail.com

Feel free to call us at any time with questions and comments.

Detailed technical information is available on request.



Appendix – Real World Thermal Imaging

Comparison of Normal Vision and Thermal Imaging

Night Vision (i.e. near IR)
Can be blinded



Night vision requires
Sufficient ambient light


NIGHT VISION
THERMAL

Comparison of Normal Vision and Thermal Imaging

Smoke



Normal Vision

Thermal Image

Thermal Vision Images


Window Frame Leak
Window Sash Leak
Outlet Leak
Leaks at Floors



A thermal map reveals a methane leak in Aliso Canyon, near Los Angeles. More than 200 million pounds of the potent greenhouse gas have escaped.



Gas leak



Underground pipeline & buildings